Exhibit 10.18

LOAN AGREEMENT

This Agreement dated as of June 1, 2005, is between Bank of America, N.A. (the “Bank”) and K-Swiss Inc. (the “Borrower”).

1. FACILITY NO. 1: LINE OF CREDIT AMOUNT AND TERMS

1.1 Line of Credit Amount.

(a)	During the availability period described below, the Bank will provide a line of credit to the Borrower. The amount of the line of credit (the “Facility No. 1 Commitment”) is Fifteen Million and 00/100 Dollars ($15,000,000.00).

(b)	This is a revolving line of credit. During the availability period, the Borrower may repay principal amounts and reborrow them.

(c)	The Borrower agrees not to permit the principal balance outstanding to exceed the Facility No. 1 Commitment. If the Borrower exceeds this limit, the Borrower will immediately pay the excess to the Bank upon the Bank’s demand.

1.2 Availability Period. The line of credit is available between the date of this Agreement and July 1, 2007, or such earlier date as the availability may terminate as provided in this Agreement (the “Facility No. 1 Expiration Date”).

The availability period for this line of credit will be considered renewed if and only if the Bank has sent to the Borrower a written notice of renewal effective as of the Facility No. 1 Expiration Date for the line of credit (the “Renewal Notice”). If this line of credit is renewed, it will continue to be subject to all the terms and conditions set forth in this Agreement except as modified by the Renewal Notice. If this line of credit is renewed, the term “Expiration Date” shall mean the date set forth in the Renewal Notice as the Expiration Date and the same process for renewal will apply to any subsequent renewal of this line of credit. A renewal fee may be charged at the Bank’s option. The amount of the renewal fee will be specified in the Renewal Notice.

1.3 Repayment Terms.

(a)	The Borrower will pay interest on July 1, 2005, and then on the same day of each month thereafter until payment in full of any principal outstanding under this facility.

(b)	The Borrower will repay in full any principal, interest or other charges outstanding under this facility no later than the Facility No. 1 Expiration Date. Any interest period for an optional interest rate (as described below) shall expire no later than the Facility No. 1 Expiration Date.

1.4 Interest Rate.

(a)	The interest rate is a rate per year equal to the Bank’s Prime Rate minus 0.75 percentage point(s).

(b)	The Prime Rate is the rate of interest publicly announced from time to time by the Bank as its Prime Rate. The Prime Rate is set by the Bank based on various factors, including the Bank’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans. The Bank may price loans to its customers at, above, or below the Prime Rate. Any change in the Prime Rate shall take effect at the opening of business on the day specified in the public announcement of a change in the Bank’s Prime Rate.

1.5 Optional Interest Rates. Instead of the interest rate based on the rate stated in the paragraph entitled “Interest Rate” above, the Borrower may elect the optional interest rates listed below for this Facility No. 1 during interest periods agreed to by the Bank and the Borrower. The optional interest rates shall be subject to the terms and conditions described later in this Agreement. Any principal amount bearing interest at an optional rate under this Agreement is referred to as a “Portion.” The following optional interest rates are available:

(a)	The IBOR Rate plus 1.25 percentage point(s).

Standard Loan Agreement	1	Revised 2/2005

1.6 Letters of Credit.

(a)	During the availability period, at the request of the Borrower, the Bank will issue:

(i)	commercial letters of credit with a maximum maturity of two hundred twenty-five (225) days but not to extend more than one hundred eighty (180) days beyond the Facility No. 1 Expiration Date. Each commercial letter of credit will require drafts payable at sight.

(ii)	standby letters of credit with a maximum maturity of three hundred sixty-five (365) days but not to extend more than three hundred sixty-five (365) days beyond the Facility No. 1 Expiration Date. The standby letters of credit may include a provision providing that the maturity date will be automatically extended each year for an additional year unless the Bank gives written notice to the contrary.

(b)	The amount of the letters of credit outstanding at any one time (including the drawn and unreimbursed amounts of the letters of credit) may not exceed Fifteen Million and 00/100 Dollars ($15,000,000).

(c)	In calculating the principal amount outstanding under the Facility No. 1 Commitment, the calculation shall include the amount of any letters of credit outstanding, including amounts drawn on any letters of credit and not yet reimbursed.

(d)	The following letters of credit are outstanding from the Bank for the account of the Borrower:

Letter of Credit Number	Amount

3066454	$500,000.00
3066455	$1,000,000.00

As of the date of this Agreement, these letters of credit shall be deemed to be outstanding under this Agreement, and shall be subject to all the terms and conditions stated in this Agreement.

(e)	The Borrower agrees:

(i)	Any sum drawn under a letter of credit may, at the option of the Bank, be added to the principal amount outstanding under this Agreement. The amount will bear interest and be due as described elsewhere in this Agreement.

(ii)	If there is a default under this Agreement, to immediately prepay and make the Bank whole for any outstanding letters of credit.

(iii)	The issuance of any letter of credit and any amendment to a letter of credit is subject to the Bank’s written approval and must be in form and content satisfactory to the Bank and in favor of a beneficiary acceptable to the Bank.

(iv)	To sign the Bank’s form Application and Agreement for Commercial Letter of Credit or Application and Agreement for Standby Letter of Credit, as applicable.

(v)	To pay negotiation fees of the greater of two-tenths (0.20%) of the amount of each drawing or Seventy Five Dollars ($75), and other fees at the times and in the amounts Bank advises Borrower from time to time, as being generally applicable to commercial letters of credit issued by the Bank, including without limitation, amendment, discrepancy, and cancellation fees.

(vi)	To pay any issuance and/or other fees that the Bank notifies the Borrower will be charged for issuing and processing letters of credit for the Borrower.

(vii)	To allow the Bank to automatically charge its checking account for applicable fees, discounts, and other charges.

(viii)	To pay the Bank a non-refundable fee equal to 1% per annum of the outstanding undrawn amount of each standby letter of credit, payable quarterly in advance, calculated on the basis of the face amount outstanding on the day the fee is calculated.

1.7 Acceptances. This line of credit up to a maximum face value outstanding of Fifteen Million and 00/100 Dollars ($15,000,000.00) may be used for financing acceptance transactions for a maximum tenor of one hundred eighty (180) days but not to extend beyond the Facility No. 1 Expiration Date. In calculating the principal amount outstanding under the Facility No. 1 Commitment, the calculation shall include the face amount of any acceptances outstanding.

Standard Loan Agreement	2	Revised 2/2005

The Borrower agrees:

(a)	Each acceptance shall be in an amount not less than Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00).

(b)	Any sum owed to the Bank under an acceptance may, at the option of the Bank, be added to the principal amount outstanding under this Agreement. The amount will bear interest and be due as described elsewhere in this Agreement.

(c)	If there is a default under this Agreement, to immediately prepay and make the Bank whole for any outstanding acceptances.

(d)	The issuance of any acceptance is subject to the Bank’s express approval and must be in form and content satisfactory to the Bank.

(e)	To sign the Bank’s standard form agreement for acceptances, and to pay any issuance and/or other fees that the Bank notifies the Borrower will be charged for issuing and processing acceptances for the Borrower.

(f)	To allow the Bank to automatically charge its checking account for applicable fees, discounts, and other charges.

(g)	The discount for each draft shall be at the discount rate in effect on the date of such acceptance for prime acceptances of equal tenor. The commission for each draft shall be equal to:

(i)	one percent (1.0%) per annum of the face amount thereof for each acceptance greater than or equal to One Million Dollars ($1,000,000);

(ii)	one and one half percent (1.50%) per annum of the face amount for each acceptance greater than or equal to Five Hundred Thousand Dollars ($500,000) but less than One Million Dollars ($1,000,000);

(iii)	one and three fourths percent (1.75%) per annum of the face amount for each acceptance less than Five Hundred Thousand Dollars ($500,000);

(iv)	provided, however, that in no event shall the acceptance commission be less than Five Hundred Dollars ($500).

The acceptance commission with respect to each acceptance shall be payable in full on the date of creation of such acceptance.

2. OPTIONAL INTEREST RATES

2.1 Optional Rates. Each optional interest rate is a rate per year. Interest will be paid on July 1, 2005, and then on the same day of each month thereafter until payment in full of any principal outstanding under this Agreement. No Portion will be converted to a different interest rate during the applicable interest period. Upon the occurrence of an event of default under this Agreement, the Bank may terminate the availability of optional interest rates for interest periods commencing after the default occurs. At the end of each interest period, the interest rate will revert to the rate stated in the paragraph(s) entitled “Interest Rate” above, unless the Borrower has designated another optional interest rate for the Portion.

2.2	IBOR Rate. The election of IBOR Rates shall be subject to the following terms and requirements:

(a)	The interest period during which the IBOR Rate will be in effect will be no shorter than thirty (30) days and no longer than one year. The last day of the interest period will be determined by the Bank using the practices of the offshore dollar inter-bank market.

(b)	Each IBOR Rate Portion will be for an amount not less than One Hundred Thousand and 00/100 Dollars ($100,000.00).

(c)	The “IBOR Rate” means the interest rate determined by the following formula, rounded upward to the nearest 1/100 of one percent. (All amounts in the calculation will be determined by the Bank as of the first day of the interest period.)

IBOR Rate =	IBOR Base Rate
(1.00 -Reserve Percentage)

Standard Loan Agreement	3	Revised 2/2005

Where,

(i)	“IBOR Base Rate” means the interest rate at which the Bank of America’s Grand Cayman Banking Center, Grand Cayman, British West Indies, would offer U.S. dollar deposits for the applicable interest period to other major banks in the offshore dollar inter-bank market.

(ii)	“Reserve Percentage” means the total of the maximum reserve percentages for determining the reserves to be maintained by member banks of the Federal Reserve System for Eurocurrency Liabilities, as defined in Federal Reserve Board Regulation D, rounded upward to the nearest 1/100 of one percent. The percentage will be expressed as a decimal, and will include, but not be limited to, marginal, emergency, supplemental, special, and other reserve percentages.

(d)	The Bank will have no obligation to accept an election for an IBOR Rate Portion if any of the following described events has occurred and is continuing:

(i)	Dollar deposits in the principal amount, and for periods equal to the interest period, of an IBOR Rate Portion are not available in the offshore dollar inter-bank market; or

(ii)	the IBOR Rate does not accurately reflect the cost of an IBOR Rate Portion.

(e)	Each prepayment of an IBOR Rate Portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by the amount of accrued interest on the amount prepaid, and a prepayment fee as described below. A “prepayment” is a payment of an amount on a date earlier than the scheduled payment date for such amount as required by this Agreement.

(f)	The prepayment fee shall be in an amount sufficient to compensate the Bank for any loss, cost or expense incurred by it as a result of the prepayment, including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Portion or from fees payable to terminate the deposits from which such funds were obtained. The Borrower shall also pay any customary administrative fees charged by the Bank in connection with the foregoing. For purposes of this paragraph, the Bank shall be deemed to have funded each Portion by a matching deposit or other borrowing in the applicable interbank market, whether or not such Portion was in fact so funded.

3. FEES AND EXPENSES

3.1 Fees.

(a)	Unused Commitment Fee. The Borrower agrees to pay a fee on any difference between the Facility No. 1 Commitment and the amount of credit it actually uses, determined by the average of the daily amount of credit outstanding during the specified period. The fee will be calculated at 0.125% per year. The calculation of credit outstanding shall not include the undrawn amount of letters of credit and acceptances.

This	fee is due on July 1, 2005, and on the same day of each following quarter until the expiration of the availability period.

(b)	Waiver Fee. If the Bank, at its discretion, agrees to waive or amend any terms of this Agreement, the Borrower will, at the Bank’s option, pay the Bank a fee for each waiver or amendment in an amount advised by the Bank at the time the Borrower requests the waiver or amendment. Nothing in this paragraph shall imply that the Bank is obligated to agree to any waiver or amendment requested by the Borrower. The Bank may impose additional requirements as a condition to any waiver or amendment.

(c)	Late Fee. To the extent permitted by law, the Borrower agrees to pay a late fee in an amount not to exceed four percent (4%) of any payment that is more than fifteen (15) days late. The imposition and payment of a late fee shall not constitute a waiver of the Bank’s rights with respect to the default.

3.2 Expenses. The Borrower agrees to immediately repay the Bank for expenses that include, but are not limited to, filing, recording and search fees, appraisal fees, title report fees, and documentation fees.

3.3 Reimbursement Costs. The Borrower agrees to reimburse the Bank for any expenses it incurs in the preparation of this Agreement and any agreement or instrument required by this Agreement. Expenses include, but are not limited to, reasonable attorneys’ fees, including any allocated costs of the Bank’s in-house counsel to the extent permitted by applicable law.

Standard Loan Agreement	4	Revised 2/2005

4. DISBURSEMENTS, PAYMENTS AND COSTS

4.1 Disbursements and Payments.

(a)	Each payment by the Borrower will be made in U.S. Dollars and immediately available funds by direct debit to a deposit account as specified below or, for payments not required to be made by direct debit, by mail to the address shown on the Borrower’s statement or at one of the Bank’s banking centers in the United States.

(b)	Each disbursement by the Bank and each payment by the Borrower will be evidenced by records kept by the Bank. In addition, the Bank may, at its discretion, require the Borrower to sign one or more promissory notes.

4.2 Telephone and Telefax Authorization.

(a)	The Bank may honor telephone or telefax instructions for advances or repayments or for the designation of optional interest rates and telefax requests for the issuance of letters of credit given, or purported to be given, by any one of the individuals authorized to sign loan agreements on behalf of the Borrower, or any other individual designated by any one of such authorized signers.

(b)	Advances will be deposited in and repayments will be withdrawn from account number 14650-50692 owned by the Borrower or such other of the Borrower’s accounts with the Bank as designated in writing by the Borrower.

(c)	The Borrower will indemnify and hold the Bank harmless from all liability, loss, and costs in connection with any act resulting from telephone or telefax instructions the Bank reasonably believes are made by any individual authorized by the Borrower to give such instructions. This paragraph will survive this Agreement’s termination, and will benefit the Bank and its officers, employees, and agents.

4.3 Direct Debit (Pre-Billing).

(a)	The Borrower agrees that the Bank will debit deposit account number 14650-50692 owned by the Borrower or such other of the Borrower’s accounts with the Bank as designated in writing by the Borrower (the “Designated Account”) on the date each payment of principal and interest and any fees from the Borrower becomes due (the “Due Date”).

(b)	Prior to each Due Date, the Bank will mail to the Borrower a statement of the amounts that will be due on that Due Date (the “Billed Amount”). The bill will be mailed a specified number of calendar days prior to the Due Date, which number of days will be mutually agreed from time to time by the Bank and the Borrower. The calculations in the bill will be made on the assumption that no new extensions of credit or payments will be made between the date of the billing statement and the Due Date, and that there will be no changes in the applicable interest rate.

(c)	The Bank will debit the Designated Account for the Billed Amount, regardless of the actual amount due on that date (the “Accrued Amount”). If the Billed Amount debited to the Designated Account differs from the Accrued Amount, the discrepancy will be treated as follows:

(i)	If the Billed Amount is less than the Accrued Amount, the Billed Amount for the following Due Date will be increased by the amount of the discrepancy. The Borrower will not be in default by reason of any such discrepancy.

(ii)	If the Billed Amount is more than the Accrued Amount, the Billed Amount for the following Due Date will be decreased by the amount of the discrepancy.

Regardless of any such discrepancy, interest will continue to accrue based on the actual amount of principal outstanding without compounding. The Bank will not pay the Borrower interest on any overpayment.

(d)	The Borrower will maintain sufficient funds in the Designated Account to cover each debit. If there are insufficient funds in the Designated Account on the date the Bank enters any debit authorized by this Agreement, the Bank may reverse the debit.

(e)	The Borrower may terminate this direct debit arrangement at any time by sending written notice to the Bank at the address specified at the end of this Agreement. If the Borrower terminates this arrangement, then the principal amount outstanding under this Agreement will at the option of the Bank bear interest at a rate per annum which is 0.5 percentage point(s) higher than the rate of interest otherwise provided under this Agreement.

Standard Loan Agreement	5	Revised 2/2005

4.4 Banking Days. Unless otherwise provided in this Agreement, a banking day is a day other than a Saturday, Sunday or other day on which commercial banks are authorized to close, or are in fact closed, in the state where the Bank’s lending office is located, and, if such day relates to amounts bearing interest at an offshore rate (if any), means any such day on which dealings in dollar deposits are conducted among banks in the offshore dollar interbank market. All payments and disbursements which would be due on a day which is not a banking day will be due on the next banking day. All payments received on a day which is not a banking day will be applied to the credit on the next banking day.

4.5 Interest Calculation. Except as otherwise stated in this Agreement, all interest and fees, if any, will be computed on the basis of a 360-day year and the actual number of days elapsed. This results in more interest or a higher fee than if a 365-day year is used. Installments of principal which are not paid when due under this Agreement shall continue to bear interest until paid.

4.6 Default Rate. Upon the occurrence of any default or after maturity or after judgement has been rendered on any obligation under this Agreement, all amounts outstanding under this Agreement, including any interest, fees, or costs which are not paid when due, will at the option of the Bank bear interest at a rate which is 2.0 percentage point(s) higher than the rate of interest otherwise provided under this Agreement. This may result in compounding of interest. This will not constitute a waiver of any default.

4.7 Taxes. If any payments to the Bank under this Agreement are made from outside the United States, the Borrower will not deduct any foreign taxes from any payments it makes to the Bank. If any such taxes are imposed on any payments made by the Borrower (including payments under this paragraph), the Borrower will pay the taxes and will also pay to the Bank, at the time interest is paid, any additional amount which the Bank specifies as necessary to preserve the after-tax yield the Bank would have received if such taxes had not been imposed. The Borrower will confirm that it has paid the taxes by giving the Bank official tax receipts (or notarized copies) within thirty (30) days after the due date.

5. CONDITIONS

Before the Bank is required to extend any credit to the Borrower under this Agreement, it must receive any documents and other items it may reasonably require, in form and content acceptable to the Bank, including any items specifically listed below.

5.1 Authorizations. If the Borrower or any guarantor is anything other than a natural person, evidence that the execution, delivery and performance by the Borrower and/or such guarantor of this Agreement and any instrument or agreement required under this Agreement have been duly authorized.

5.2 Governing Documents. If required by the Bank, a copy of the Borrower’s organizational documents.

5.3 Guaranties. Guaranties signed by K-Swiss Sales Corp. (“K-Swiss Sales”), K-Swiss International Ltd. (“K-Swiss International”) and Royal Elastics Inc. (“REI”).

5.4 Payment of Fees. Payment of all fees and other amounts due and owing to the Bank, including without limitation payment of all accrued and unpaid expenses incurred by the Bank as required by the paragraph entitled “Reimbursement Costs.”

5.5 Good Standing. Certificates of good standing for the Borrower from its state of formation and from any other state in which the Borrower is required to qualify to conduct its business.

5.6 Insurance. Evidence of insurance coverage, as required in the “Covenants” section of this Agreement.

6. REPRESENTATIONS AND WARRANTIES

When the Borrower signs this Agreement, and until the Bank is repaid in full, the Borrower makes the following representations and warranties. Each request for an extension of credit constitutes a renewal of these representations and warranties as of the date of the request:

6.1 Formation. If the Borrower is anything other than a natural person, it is duly formed and existing under the laws of the state or other jurisdiction where organized.

6.2 Authorization. This Agreement, and any instrument or agreement required hereunder, are within the Borrower’s powers, have been duly authorized, and do not conflict with any of its organizational papers.

6.3 Enforceable Agreement. This Agreement is a legal, valid and binding agreement of the Borrower, enforceable against the Borrower in accordance with its terms, and any instrument or agreement required hereunder, when executed and delivered, will be similarly legal, valid, binding and enforceable.

Standard Loan Agreement	6	Revised 2/2005

6.4 Good Standing. In each state in which the Borrower does business, it is properly licensed, in good standing, and, where required, in compliance with fictitious name statutes.

6.5 No Conflicts. This Agreement does not conflict with any law, agreement, or obligation by which the Borrower is bound.

6.6 Financial Information. All financial and other information that has been or will be supplied to the Bank is sufficiently complete to give the Bank accurate knowledge of the Borrower’s (and any guarantor’s) financial condition, including all material contingent liabilities. Since the date of the most recent financial statement provided to the Bank, there has been no material adverse change in the business condition (financial or otherwise), operations, properties or prospects of the Borrower (or any guarantor). If the Borrower is comprised of the trustees of a trust, the foregoing representations shall also pertain to the trustor(s) of the trust.

6.7 Lawsuits. There is no lawsuit, tax claim or other dispute pending or threatened against the Borrower which, if lost, would impair the Borrower’s financial condition or ability to repay the loan, except as have been disclosed in writing to the Bank.

6.8 Permits, Franchises. The Borrower possesses all permits, memberships, franchises, contracts and licenses required and all trademark rights, trade name rights, patent rights, copyrights and fictitious name rights necessary to enable it to conduct the business in which it is now engaged.

6.9 Other Obligations. The Borrower is not in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation, except as have been disclosed in writing to the Bank.

6.10 Tax Matters. The Borrower has no knowledge of any pending assessments or adjustments of its income tax for any year and all taxes due have been paid, except as have been disclosed in writing to the Bank.

6.11 No Event of Default. There is no event which is, or with notice or lapse of time or both would be, a default under this Agreement.

6.12 Insurance. The Borrower has obtained, and maintained in effect, the insurance coverage required in the “Covenants” section of this Agreement.

7. COVENANTS

The Borrower agrees, so long as credit is available under this Agreement and until the Bank is repaid in full:

7.1 Use of Proceeds. To use the proceeds of Facility No. 1 only for working capital.

7.2 Financial Information. To provide the following financial information and statements in form and content acceptable to the Bank, and such additional information as requested by the Bank from time to time:

(a)	Within one hundred twenty (120) days of the fiscal year end, the annual financial statements of the Borrower. These financial statements must be audited (with an opinion satisfactory to the Bank) by a Certified Public Accountant acceptable to the Bank. The statements shall be prepared on a consolidated basis.

(b)	Within sixty (60) days of the period’s end, quarterly financial statements of the Borrower. These financial statements may be company-prepared. The statements shall be prepared on a consolidated basis.

(c)	Promptly upon their becoming available, copies of all registration statements and regular periodic reports, if any, which Borrower shall have filed after the date hereof with the Securities and Exchange Commission (or any governmental agency substituted therefore) or any national securities exchange.

(d)	Within one hundred twenty (120) days of the end of each fiscal year and within sixty (60) days of the end of each quarter, a compliance certificate of the Borrower signed by an authorized financial officer, and setting forth (i) the information and computations (in sufficient detail) to establish that the Borrower is in compliance with all financial covenants at the end of the period covered by the financial statements then being furnished and (ii) whether there existed as of the date of such financial statements and whether there exists as of the date of the certificate, any default under this Agreement and, if any such default exists, specifying the nature thereof and the action the Borrower is taking and proposes to take with respect thereto.

7.3 Tangible Net Worth. To maintain on a consolidated basis Tangible Net Worth equal to at least the sum of the following:

Standard Loan Agreement	7	Revised 2/2005

(a)	One Hundred Twenty-Five Million and 00/100 Dollars ($125,000,000.00); plus
(b)	the sum of 75% of net income after income taxes (without subtracting losses) earned in each fiscal year ending after the date of this Agreement.

“Tangible Net Worth” means the value of total assets (including leaseholds and leasehold improvements and reserves against assets but excluding goodwill, patents, trademarks, trade names, organization expense, unamortized debt discount and expense, capitalized or deferred research and development costs, deferred marketing expenses, and other like intangibles, and monies due from affiliates, officers, directors, employees, shareholders, members or managers) less total liabilities, including but not limited to accrued and deferred income taxes, but excluding the non-current portion of Subordinated Liabilities.

“Subordinated Liabilities” means liabilities subordinated to the Borrower’s obligations to the Bank in a manner acceptable to the Bank in its sole discretion.

7.4 Minimum EBITDA . To maintain on a consolidated basis EBITDA in an amount of at least Fifty Million Dollars ($50,000,000).

“EBITDA” means net income, less income or plus loss from discontinued operations and extraordinary items, plus income taxes, plus interest expense, plus depreciation, depletion, and amortization.

This ratio will be calculated at the end of each reporting period for which the Bank requires financial statements, using the results of the twelve-month period ending with that reporting period.

7.5 Dividends and Stock Redemptions. Not to declare or pay dividends, or redeem stock of the Borrower in an aggregate amount in excess of One Hundred Million and 00/100 Dollars ($100,000,000.00).

7.6 Bank as Principal Depository. To maintain the Bank as its principal depository bank, including for the maintenance of business, cash management, operating and administrative deposit accounts.

7.7 Other Debts. Not to have outstanding or incur any direct or contingent liabilities or lease obligations (other than those to the Bank), or become liable for the liabilities of others, without the Bank’s written consent. This does not prohibit:

(a)	Acquiring goods, supplies, or merchandise on normal trade credit.

(b)	Endorsing negotiable instruments received in the usual course of business.

(c)	Obtaining surety bonds in the usual course of business.

(d)	Liabilities, lines of credit and leases in existence on the date of this Agreement disclosed in writing to the Bank.

(e)	Additional purchase money indebtedness, including the present value of capital lease obligations, for the acquisition of fixed or capital assets, which does not exceed an aggregate principal amount of Five Million Dollars ($5,000,000) in any fiscal year.

(f)	Unfunded pension fund and other employee benefit plan obligations and liabilities to the extent they are permitted to remain unfunded under applicable law.

(g)	Liabilities assumed or guaranteed in connection with the Borrower’s acquisition (by purchase, merger, recapitalization or otherwise) of all or substantially all of the assets or equity interests of a third party.

(h)	Additional liabilities not to exceed Five Million Dollars ($5,000,000) at any time outstanding.

(i)	Refinancing of any existing or permitted indebtedness.

(j)	Hedging agreements not used for speculative purposes.

7.8 Other Liens. Not to create, assume, or allow any security interest or lien (including judicial liens) on property the Borrower now or later owns, except:

Standard Loan Agreement	8	Revised 2/2005

(a)	Liens and security interests in favor of the Bank.

(b)	Liens for taxes, assessments or other governmental charges which are not delinquent.

(c)	Liens outstanding on the date of this Agreement disclosed in writing to the Bank.

(d)	Liens assumed in the normal course of business with respect to obligations which are not yet due or which are being contested in good faith.

(e)	Purchase money security liens (including the interest of a lessor under a capital lease), if the total principal amount of debts secured by such liens does not exceed Five Million Dollars ($5,000,000) at any time outstanding.

(f)	Additional liens securing indebtedness not to exceed Five Million Dollars ($5,000,000).

(g)	The replacement, extension or renewal of any lien permitted hereunder upon or in the same property subject thereto.

7.9 Maintenance of Assets.

(a)	Not to sell, assign, lease, transfer or otherwise dispose of any part of the Borrower’s business or the Borrower’s assets except in the ordinary course of the Borrower’s business except in an aggregate amount not exceeding Five Hundred Thousand Dollars ($500,000) in any fiscal year.

(b)	Not to sell, assign, lease, transfer or otherwise dispose of any assets for less than fair market value, or enter into any agreement to do so.

(c)	Not to enter into any sale and leaseback agreement covering any of its fixed assets.

(d)	To maintain and preserve all rights, privileges, and franchises the Borrower now has.

(e)	To make any repairs, renewals, or replacements to keep the Borrower’s properties in good working condition.

7.10 Loans and Investments. Not to have any existing, or make any new, loans or other extensions of credit to, or investments in, any individual or entity, or make any capital contributions or other transfers of assets to any individual or entity, except for:

(a)	Existing investments in the Borrower’s current subsidiaries.

(b)	Investments in acquisitions of the Borrower’s subsidiaries or joint ventures that do not exceed an aggregate amount of Ten Million Dollars ($10,000,000) in any one fiscal year, provided that Borrower has management and voting control of such entity(ies), and delivers to the Bank the guaranty of any such domestic entity in which the aggregate of investments is greater than Five Million Dollars ($5,000,000) or (ii) entity total assets of greater than Five Million Dollars ($5,000,000) or (iii) total annual revenues greater than Five Million Dollars ($5,000,000).

(c)	Extensions of credit in the nature of accounts receivable or notes receivable arising from the sale or lease of goods or services in the ordinary course of business to non-affiliated entities.

(d)	Investments in any of the following:

(i)	interest bearing certificates of deposit issued by any commercial banking institution issuing short-term obligations rated at least Prime 1 by Moody’s Investors Service (“Moody’s”), or at least A-1 by Standard & Poor’s Corporation (“S&P”), or at least F-1 by Fitch and organized under the laws of the United States or any state thereof;

(ii)	prime commercial paper rated at least Prime 1 by Moody’s, or at least A-1 by S&P, or at least F-1 by Fitch;

(iii)	U.S. treasury bills and other obligations of the federal government;

(e)	Extensions of credit to the Borrower’s subsidiaries or joint ventures (not otherwise permitted under this paragraph) after the date of this Agreement that to not exceed an aggregate amount of Fifteen Million Dollars ($15,000,000) outstanding at any one time, provided that the Borrower has management and voting control of such entity(ies).

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(f)	Loans to any of the Borrower’s executives, officers, directors, employees or shareholders not to exceed an aggregate amount of Five Hundred Thousand Dollars ($500,000) at any one time.

(g)	Extensions of credit to Borrower’s officers permitted in preceding paragraph.

7.11 Change of Management. Not to make any substantial change in the present executive or management personnel of the Borrower.

7.12 Change of Ownership. Not to cause, permit, or suffer any change in capital ownership such there is a material change, as determined by the Bank in its sole discretion, in the direct or indirect capital ownership of the Borrower.

7.13	Additional Negative Covenants. Not to, without the Bank’s written consent:

(a)	Enter into any consolidation, merger, or other combination, or become a partner in a partnership, a member of a joint venture, or a member of a limited liability company.

(b)	Acquire or purchase a business or its assets for a consideration, including assumption of direct or contingent debt (except as permitted in Paragraph 7.11(b) of this Agreement).

(c)	Engage in any business activities substantially different from the Borrower’s present business.

7.14 Notices to Bank. To promptly notify the Bank in writing of:

(a)	Any lawsuit over One Million and 00/100 Dollars ($1,000,000.00) against the Borrower (or any guarantor or, if the Borrower is comprised of the trustees of a trust, any trustor).

(b)	Any substantial dispute between any governmental authority and the Borrower (or any guarantor or, if the Borrower is comprised of the trustees of a trust, any trustor).

(c)	Any event of default under this Agreement, or any event which, with notice or lapse of time or both, would constitute an event of default.

(d)	Any material adverse change in the Borrower’s (or any guarantor’s, or, if the Borrower is comprised of the trustees of a trust, any trustor’s) business condition (financial or otherwise), operations, properties or prospects, or ability to repay the credit.

(e)	Any change in the Borrower’s name, legal structure, place of business, or chief executive office if the Borrower has more than one place of business.

(f)	Any actual contingent liabilities of the Borrower (or any guarantor or, if the Borrower is comprised of the trustees of a trust, any trustor), and any such contingent liabilities which are reasonably foreseeable, where such liabilities are in excess of One Million and 00/100 Dollars ($1,000,000.00) in the aggregate.

7.15 General Business Insurance. To maintain insurance satisfactory to the Bank as to amount, nature and carrier covering property damage (including loss of use and occupancy) to any of the Borrower’s properties, business interruption insurance, public liability insurance including coverage for contractual liability, product liability and workers’ compensation, and any other insurance which is usual for the Borrower’s business. Each policy shall provide for at least 30 days prior notice to the Bank of any cancellation thereof.

7.16 Compliance with Laws. To comply with the laws (including any fictitious or trade name statute), regulations, and orders of any government body with authority over the Borrower’s business. The Bank shall have no obligation to make any advance to the Borrower’s except in compliance with all applicable laws and regulations and the Borrower’s shall fully cooperate with the Bank in complying with all such applicable laws and regulations.

7.17 ERISA Plans. Promptly during each year, to pay and cause any subsidiaries to pay contributions adequate to meet at least the minimum funding standards under ERISA with respect to each and every Plan; file each annual report required to be filed pursuant to ERISA in connection with each Plan for each year; and notify the Bank within ten (10) days of the occurrence of any Reportable Event that might constitute grounds for termination of any capital Plan by the Pension Benefit Guaranty Corporation or for the appointment by the appropriate United States District Court of a trustee to administer any Plan. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time. Capitalized terms in this paragraph shall have the meanings defined within ERISA.

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7.18 Books and Records. To maintain adequate books and records.

7.19 Audits. To allow the Bank and its agents to inspect the Borrower’s properties and examine, audit, and make copies of books and records at any reasonable time. If any of the Borrower’s properties, books or records are in the possession of a third party, the Borrower authorizes that third party to permit the Bank or its agents to have access to perform inspections or audits and to respond to the Bank’s requests for information concerning such properties, books and records.

7.20 Cooperation. To take any action reasonably requested by the Bank to carry out the intent of this Agreement.

8. HAZARDOUS SUBSTANCES

8.1 Indemnity Regarding Hazardous Substances. The Borrower will indemnify and hold harmless the Bank from any loss or liability the Bank incurs in connection with or as a result of this Agreement, which directly or indirectly arises out of the use, generation, manufacture, production, storage, release, threatened release, discharge, disposal or presence of a hazardous substance. This indemnity will apply whether the hazardous substance is on, under or about the Borrower’s property or operations or property leased to the Borrower. The indemnity includes but is not limited to attorneys’ fees (including the reasonable estimate of the allocated cost of in-house counsel and staff). The indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys and assigns.

8.2 Compliance Regarding Hazardous Substances. The Borrower represents and warrants that the Borrower has complied with all current and future laws, regulations and ordinances or other requirements of any governmental authority relating to or imposing liability or standards of conduct concerning protection of health or the environment or hazardous substances.

8.3 Notices Regarding Hazardous Substances. Until full repayment of the loan, the Borrower will promptly notify the Bank in writing of any threatened or pending investigation of the Borrower or its operations by any governmental agency under any current or future law, regulation or ordinance pertaining to any hazardous substance.

8.4 Definition of Hazardous Substances. “Hazardous substances” means any substance, material or waste that is or becomes designated or regulated as “toxic,” “hazardous,” “pollutant,” or “contaminant” or a similar designation or regulation under any current or future federal, state or local law (whether under common law, statute, regulation or otherwise) or judicial or administrative interpretation of such, including without limitation petroleum or natural gas.

8.5 Continuing Obligation. The Borrower’s obligations to the Bank under this Article, except the obligation to give notices to the Bank, shall survive termination of this Agreement and repayment of the Borrower’s obligations to the Bank under this Agreement.

9. DEFAULT AND REMEDIES

If any of the following events of default occurs, the Bank may do one or more of the following: declare the Borrower in default, stop making any additional credit available to the Borrower, and require the Borrower to repay its entire debt immediately and without prior notice. If an event which, with notice or the passage of time, will constitute an event of default has occurred and is continuing, the Bank has no obligation to make advances or extend additional credit under this Agreement. In addition, if any event of default occurs, the Bank shall have all rights, powers and remedies available under any instruments and agreements required by or executed in connection with this Agreement, as well as all rights and remedies available at law or in equity. If an event of default occurs under the paragraph entitled “Bankruptcy,” below, with respect to the Borrower, then the entire debt outstanding under this Agreement will automatically be due immediately.

9.1 Failure to Pay. The Borrower fails to make a payment under this Agreement within ten (10) days after the date when due.

9.2 Other Bank Agreements. Any default occurs under any other agreement the Borrower (or any Obligor) or any of the Borrower’s related entities or affiliates has with the Bank or any affiliate of the Bank. For purposes of this Agreement, “Obligor” shall mean any guarantor, any party pledging collateral to the Bank, or, if the Borrower is comprised of the trustees of a trust, any trustor. If, in the Bank’s opinion, the breach is capable of being remedied, the breach will not be considered an event of default under this Agreement for a period of ten (10) days after the date on which the Bank gives written notice of the breach to the Borrower.

9.3 Cross-default. Any default occurs under any agreement in connection with any credit the Borrower (or any Obligor) or any of the Borrower’s related entities or affiliates has obtained from anyone else or which the Borrower (or any Obligor) or any of the Borrower’s related entities or affiliates has guaranteed in the amount of Five Hundred Thousand and 00/100 Dollars ($500,000.00) or more in the aggregate if the default consists of failing to make a payment when due or gives the other lender the right to accelerate the obligation.

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9.4 False Information. The Borrower or any Obligor has given the Bank false or misleading information or representations.

9.5 Bankruptcy. The Borrower, any Obligor, or any general partner of the Borrower or of any Obligor files a bankruptcy petition, a bankruptcy petition is filed against any of the foregoing parties, or the Borrower, any Obligor, or any general partner of the Borrower or of any Obligor makes a general assignment for the benefit of creditors.

9.6 Receivers. A receiver or similar official is appointed for a substantial portion of the Borrower’s or any Obligor’s business, or the business is terminated, or, if any Obligor is anything other than a natural person, such Obligor is liquidated or dissolved.

9.7 Judgments. Any judgments or arbitration awards are entered against the Borrower or any Obligor, or the Borrower or any Obligor enters into any settlement agreements with respect to any litigation or arbitration, in an aggregate amount of Five Million and 00/100 Dollars ($5,000,000.00) or more in excess of any established reserves in the case of that certain Internal Revenue Service tax assessment pending against the Borrower and disclosed to the Bank and One Million Dollars ($1,000,000) or more in excess of any insurance coverage or established reserves in all other cases.

9.8 Material Adverse Change. A material adverse change occurs, or is reasonably likely to occur, in the Borrower’s (or any Obligor’s) business condition (financial or otherwise), operations, properties or prospects, or ability to repay the credit.

9.9 Government Action. Any government authority takes action that the Bank believes materially adversely affects the Borrower’s or any Obligor’s financial condition or ability to repay.

9.10 Default under Related Documents. Any default occurs under any guaranty, subordination agreement, security agreement, deed of trust, mortgage, or other document required by or delivered in connection with this Agreement or any such document is no longer in effect, or any guarantor purports to revoke or disavow the guaranty.

9.11 ERISA Plans. Any one or more of the following events occurs with respect to a Plan of the Borrower subject to Title IV of ERISA, provided such event or events could reasonably be expected, in the judgment of the Bank, to subject the Borrower to any tax, penalty or liability (or any combination of the foregoing) which, in the aggregate, could have a material adverse effect on the financial condition of the Borrower:

(a)	A reportable event shall occur under Section 4043(c) of ERISA with respect to a Plan.

(b)	Any Plan termination (or commencement of proceedings to terminate a Plan) or the full or partial withdrawal from a Plan by the Borrower or any ERISA Affiliate.

9.12 Other Breach Under Agreement. A default occurs under any other term or condition of this Agreement not specifically referred to in this Article. This includes any failure or anticipated failure by the Borrower (or any other party named in the Covenants section) to comply with the financial covenants set forth in this Agreement, whether such failure is evidenced by financial statements delivered to the Bank or is otherwise known to the Borrower or the Bank. If, in the Bank’s opinion, the breach is capable of being remedied, the breach will not be considered an event of default under this Agreement for a period of ten (10) days after the date on which the Bank gives written notice of the breach to the Borrower.

10. ENFORCING THIS AGREEMENT; MISCELLANEOUS

10.1 GAAP. Except as otherwise stated in this Agreement, all financial information provided to the Bank and all financial covenants will be made under generally accepted accounting principles, consistently applied.

10.2 California Law. This Agreement is governed by California state law.

10.3 Successors and Assigns. This Agreement is binding on the Borrower’s and the Bank’s successors and assignees. The Borrower agrees that it may not assign this Agreement without the Bank’s prior consent. The Bank may sell participations in or assign this loan, and may exchange information about the Borrower (including, without limitation, any information regarding any hazardous substances) with actual or potential participants or assignees. If a participation is sold or the loan is assigned, the purchaser will have the right of set-off against the Borrower.

10.4 Arbitration and Waiver of Jury Trial

(a)	This paragraph concerns the resolution of any controversies or claims between the parties, whether arising in contract, tort or by statute, including but not limited to controversies or claims that arise out of or relate to: (i) this agreement (including any

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renewals, extensions or modifications); or (ii) any document related to this agreement (collectively a “Claim”). For the purposes of this arbitration provision only, the term “parties” shall include any parent corporation, subsidiary or affiliate of the Bank involved in the servicing, management or administration of any obligation described or evidenced by this agreement.

(b)	At the request of any party to this agreement, any Claim shall be resolved by binding arbitration in accordance with the Federal Arbitration Act (Title 9, U.S. Code) (the “Act”). The Act will apply even though this agreement provides that it is governed by the law of a specified state. The arbitration will take place on an individual basis without resort to any form of class action.

(c)	Arbitration proceedings will be determined in accordance with the Act, the then-current rules and procedures for the arbitration of financial services disputes of the American Arbitration Association or any successor thereof (“AAA”), and the terms of this paragraph. In the event of any inconsistency, the terms of this paragraph shall control. If AAA is unwilling or unable to (i) serve as the provider of arbitration or (ii) enforce any provision of this arbitration clause, the parties may agree on a substitute arbitrator with similar procedures to serve as the provider of arbitration and, if the parties fail to agree within twenty (20) calendar days, any party may file a court action regarding a Claim, subject to the waiver of the right to jury trial provided in subparagraph (i) below.

(d)	The arbitration shall be administered by AAA and conducted, unless otherwise required by law, in any U.S. state where real or tangible personal property collateral for this credit is located or if there is no such collateral, in the state specified in the governing law section of this agreement. All Claims shall be determined by one arbitrator; however, if Claims exceed Five Million Dollars ($5,000,000), upon the request of any party, the Claims shall be decided by three arbitrators. All arbitration hearings shall commence within ninety (90) days of the demand for arbitration and close within ninety (90) days of commencement and the award of the arbitrator(s) shall be issued within thirty (30) days of the close of the hearing. However, the arbitrator(s), upon a showing of good cause, may extend the commencement of the hearing for up to an additional sixty (60) days. The arbitrator(s) shall provide a concise written statement of reasons for the award. The arbitration award may be submitted to any court having jurisdiction to be confirmed, judgment entered and enforced.

(e)	The arbitrator(s) will give effect to statutes of limitation in determining any Claim and may dismiss the arbitration on the basis that the Claim is barred. For purposes of the application of the statute of limitations, the service on AAA under applicable AAA rules of a notice of Claim is the equivalent of the filing of a lawsuit. Any dispute concerning this arbitration provision or whether a Claim is arbitrable shall be determined by the arbitrator(s). The arbitrator(s) shall have the power to award legal fees pursuant to the terms of this agreement.

(f)	This paragraph does not limit the right of any party to: (i) exercise self-help remedies, such as but not limited to, setoff; (ii) initiate judicial or non-judicial foreclosure against any real or personal property collateral; (iii) exercise any judicial or power of sale rights, or (iv) act in a court of law to obtain an interim remedy, such as but not limited to, injunctive relief, writ of possession or appointment of a receiver, or additional or supplementary remedies.

(g)	The procedure described above will not apply if the Claim, at the time of the proposed submission to arbitration, arises from or relates to an obligation to the Bank secured by real property. In this case, all of the parties to this agreement must consent to submission of the Claim to arbitration. If both parties do not consent to arbitration, the Claim will be resolved as follows: The parties will designate a referee (or a panel of referees) selected under the auspices of AAA in the same manner as arbitrators are selected in AAA administered proceedings. The designated referee(s) will be appointed by a court as provided in California Code of Civil Procedure Section 638 and the following related sections. The referee (or presiding referee of the panel) will be an active attorney or a retired judge. The award that results from the decision of the referee(s) will be entered as a judgment in the court that appointed the referee, in accordance with the provisions of California Code of Civil Procedure Sections 644 and 645.

(h)	The filing of a court action is not intended to constitute a waiver of the right of any party, including the suing party, thereafter to require submittal of the Claim to arbitration.

(i)	By agreeing to binding arbitration, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of any Claim. Furthermore, without intending in any way to limit this agreement to arbitrate, to the extent any Claim is not arbitrated, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of such Claim. This provision is a material inducement for the parties entering into this agreement.

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10.5 Severability; Waivers. If any part of this Agreement is not enforceable, the rest of the Agreement may be enforced. The Bank retains all rights, even if it makes a loan after default. If the Bank waives a default, it may enforce a later default. Any consent or waiver under this Agreement must be in writing.

10.6 Attorneys’ Fees. The Borrower shall reimburse the Bank for any reasonable costs and attorneys’ fees incurred by the Bank in connection with the enforcement or preservation of any rights or remedies under this Agreement and any other documents executed in connection with this Agreement, and in connection with any amendment, waiver, “workout” or restructuring under this Agreement. In the event of a lawsuit or arbitration proceeding, the prevailing party is entitled to recover costs and reasonable attorneys’ fees incurred in connection with the lawsuit or arbitration proceeding, as determined by the court or arbitrator. In the event that any case is commenced by or against the Borrower under the Bankruptcy Code (Title 11, United States Code) or any similar or successor statute, the Bank is entitled to recover costs and reasonable attorneys’ fees incurred by the Bank related to the preservation, protection, or enforcement of any rights of the Bank in such a case. As used in this paragraph, “attorneys’ fees” includes the allocated costs of a party’s in-house counsel.

10.7 One Agreement. This Agreement and any related security or other agreements required by this Agreement, collectively:

(a)	represent the sum of the understandings and agreements between the Bank and the Borrower concerning this credit;

(b)	replace any prior oral or written agreements between the Bank and the Borrower concerning this credit; and

(c)	are intended by the Bank and the Borrower as the final, complete and exclusive statement of the terms agreed to by them.

In the event of any conflict between this Agreement and any other agreements required by this Agreement, this Agreement will prevail. Any reference in any related document to a “promissory note” or a “note” executed by the Borrower and dated as of the date of this Agreement shall be deemed to refer to this Agreement, as now in effect or as hereafter amended, renewed, or restated.

10.8 Indemnification. The Borrower will indemnify and hold the Bank harmless from any loss, liability, damages, judgments, and costs of any kind relating to or arising directly or indirectly out of (a) this Agreement or any document required hereunder, (b) any credit extended or committed by the Bank to the Borrower hereunder, and (c) any litigation or proceeding related to or arising out of this Agreement, any such document, or any such credit. This indemnity includes but is not limited to attorneys’ fees (including the allocated cost of in-house counsel). This indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys, and assigns. This indemnity will survive repayment of the Borrower’s obligations to the Bank. All sums due to the Bank hereunder shall be obligations of the Borrower, due and payable immediately without demand.

10.9 Notices. Unless otherwise provided in this Agreement or in another agreement between the Bank and the Borrower, all notices required under this Agreement shall be personally delivered or sent by first class mail, postage prepaid, or by overnight courier, to the addresses on the signature page of this Agreement, or sent by facsimile to the fax numbers listed on the signature page, or to such other addresses as the Bank and the Borrower may specify from time to time in writing. Notices and other communications shall be effective (i) if mailed, upon the earlier of receipt or five (5) days after deposit in the U.S. mail, first class, postage prepaid, (ii) if telecopied, when transmitted, or (iii) if hand-delivered, by courier or otherwise (including telegram, lettergram or mailgram), when delivered.

10.10 Headings. Article and paragraph headings are for reference only and shall not affect the interpretation or meaning of any provisions of this Agreement.

10.11 Counterparts. This Agreement may be executed in as many counterparts as necessary or convenient, and by the different parties on separate counterparts each of which, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same agreement.

10.12 Prior Agreement Superseded. This Agreement supersedes the Business Loan Agreement entered into as of July 1, 2001, between the Bank and the Borrower, and any credit outstanding thereunder shall be deemed to be outstanding under this Agreement.

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This Agreement is executed as of the date stated at the top of the first page.

Borrower:	Bank:

K-Swiss Inc.	Bank of America, N.A.

By:	/s/ George Powlick	By:	/s/ Matthew Koenig
	George Powlick, Vice President and Director		Matthew Koenig, Senior Vice President
Address where notices to the Borrower are to be sent:		Address where notices to the Bank are to be sent:

Bank of America, N.A.
31248 Oak Crest Drive		333 S. Hope Street
Westlake Village, CA 91361		Los Angeles, CA 90071

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